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                                 UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION

                              WASHINGTON, DC 20549


                                  FORM 12b-25/A

                                  Amendment # 1

                        Commission File Number 333-36952


                           NOTIFICATION OF LATE FILING

         (Check One): [X] Form 10-K   [ ] Form 11-K [ ]  Form 20-F
                      [ ] Form 10-Q   [ ] Form N-SAR

                      For Period Ended: DECEMBER 31, 2001

                       [ ] Transition Report on Form 10-K
                       [ ] Transition Report on Form 20-F
                       [ ] Transition Report on Form 11-K
                       [ ] Transition Report on Form 10-Q
                       [ ] Transition Report on Form N-SAR

                       For the Transition Period Ended:
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  READ ATTACHED INSTRUCTION SHEET BEFORE PREPARING FORM. PLEASE PRINT OR TYPE.

    Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

 If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

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                         PART I - REGISTRANT INFORMATION

ORIUS CORP.
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Full name of registrant

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Former name if applicable

1401 FORUM WAY, SUITE 400
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Address of principal executive office (STREET AND NUMBER)

WEST PALM BEACH, FL  33401
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City, state and zip code


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                        PART II - RULE 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

         (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort of expense.

         (b) The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K, or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day
[X] following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

         (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                              PART III - NARRATIVE

State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

NATG Holdings, LLC, a wholly owned subsidiary of Orius Corp., is in the process of negotiating the terms of an amendment and waiver to its senior credit facility regarding compliance to certain financial covenants. Orius believes that it will reach an agreement with its senior lenders in the near future and requires additional time to finalize the proposed amendment and to incorporate the terms of the amendment into the Registrant's Annual Report on Form 10-K for the year ended December 31, 2001. The efforts of Orius to obtain this amendment have required considerable time and attention, and the delay in filing the Registrant's Form 10-K could not be eliminated without unreasonable effort and expense. The Registrant will file its Form 10-K as soon as practically possible.

                           PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

         ROBERT E. AGRES                (561)                    687-8300
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              (Name)                  (Area Code)           (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                                  [X] Yes [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                                  [X] Yes [ ] No

         If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                                   ORIUS CORP.
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                  (Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:  APRIL 3, 2002    By:  /s/ ROBERT E. AGRES
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                               Robert E. Agres
                               Senior Vice President - Chief Financial Officer (Principal Financial and Accounting Officer)


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Explanation: Part IV Item (3)

Due to the downturn in the telecommunications industry the Company's annual results of operations are expected to be substantially lower over the same period last year. The downturn has caused a significant increase in accounts receivable and inventory reserves, as well as, restructure charges associated with the consolidation of certain operations. These amounts will materially impact our annual results compared to the corresponding period last year. As described in paragraph two, Part III - Narrative, the efforts of Orius to obtain the credit agreement amendment has required considerable time and attention, thus the impact of the results have not been finalized.